UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2006

Date of Report (Date of earliest event reported)

Pac-West

PAC-WEST TELECOMM, INC.

(Exact name of registrant as specified in its charter)

California	**000-27743**	**68-0383568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1776 W. March Lane, Suite 250	
Stockton, California	**95207**
(Address of principal executive offices)	(Zip Code)

(209) 926-3300

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On September 29, 2006**,** Pac-West Telecomm, Inc. ("Pac-West"), Qwest Communications Corporation ("QCC") and Qwest Corporation ("Qwest Corp" and together with QCC, "Qwest") entered into a Settlement and Restructuring Agreement (the "Agreement").

Pursuant to the Agreement, which recites that it is for good and valuable consideration, QCC has agreed to pay to Pac-West approximately $6.5 million in lieu of fulfilling a portion of QCC's minimum purchase requirements to Pac-West totaling approximately $8.3 million under existing arrangements that run through July 30, 2008. Pac-West received such payment on October 3, 2006. In addition, among other things, the parties committed to equal monthly minimum purchase requirements from one another through July 30, 2008, agreed to resolve certain billing and other disputes and to release each other from certain claims.

Assuming no increase in volume by Qwest above its continuing minimum commitment, this Agreement is expected to result in an increase in revenues from Qwest of $5.4 million for 2006 and a decrease in revenues from Qwest of $4.6 million and $2.6 million for 2007 and 2008, respectively, in each case, primarily attributable to Pac-West's mature products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: October 4, 2006

By: /s/ Michael L. Sarina
Michael L. Sarina
Chief Financial Officer